SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

           Transaction Statement Under Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder

                        Rule 13e-3 Transaction Statement
           under Section 13(e) of the Securities Exchange Act of 1934
                                 Amendment No. 2

                           LOGANSPORT FINANCIAL CORP.
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                                (Name of Issuer)

                           LOGANSPORT FINANCIAL CORP.
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                       (Names of Persons Filing Statement)

                         Common Stock, Without Par Value
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                         (Title of Class of Securities)

                                   541209 10 2
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                      (CUSIP Number of Class of Securities)

                               David G. Wihebrink
                                723 East Broadway
                            Logansport, Indiana 46947
                                 (574) 722-3855[
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  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices
         and Communications on Behalf of the Persons Filing Statement)

                                    Copy to:
                             Claudia V. Swhier Esq.
                             Barnes & Thornburg LLP
                            11 South Meridian Street
                           Indianapolis, Indiana 46204
                                 (317) 236-1313
                           (317) 231-7433 (facsimile)

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [X] A tender offer.
d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing fee is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
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              Transaction Value*                Amount of Filing Fee
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                  $207,495                             $41.50

* Calculated solely for the purpose of determining the filing fee, which was based upon tender offer price of $22.50 per share for the eligible common stock as of May 18, 2004 multiplied by our estimate of the maximum number of shares that could be purchased (9,222).

|X| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.


Amount Previously Paid:    $41.50
Form or Registration No.:  Schedule 13E-3
Filing Party:              Logansport Financial Corp.
Date Filed:                May 28, 2004

     This Amendment No. 2 to the Schedule 13E-3 (this "Amendment No. 2") amends and supplements the Schedule 13E-3 filed with the Securities and Exchange Commission (the "SEC") on May 28, 2004 (the "Original Schedule 13E-3"), as amended and supplemented by Amendment No. 1 to the Schedule 13E-3 filed with the SEC on June 18, 2004 (the Original Schedule 13E-3, as amended and supplemented by Amendment No. 1, the "Schedule 13E-3") by Logansport Financial Corp., an Indiana corporation (the "Company"). This Amendment No. 2 relates to the offer by the Company to purchase for cash all shares of the Company's common stock no par value held by shareholders who own 99 or fewer shares of common stock as of the close of business on May 18, 2004, pursuant to the Offer to Purchase dated May 28, 2004 and the related Letter of Transmittal.

     The information set forth in Items 1 through 16 of the Schedule 13E-3 are incorporated by reference with respect to Items 1 through 16 of this Amendment No. 2, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule 13E-3 is incorporated herein by reference in partial answer to those Items unless otherwise noted herein.


ITEM 8. FAIRNESS OF THE TRANSACTION.

     Items 8(a) and (b) of the Schedule 13E-3 is hereby amended and supplemented by amending and restating the bullet point entitled "Other" as follows:


     o Other. In addition to the foregoing factors, the Board of Directors considered the Company's financial performance to date and estimates for 2004 based upon the Company's financial results for the quarter ending March 31, 2004, but such factor was not as important as current market prices, historical market prices and the stock price of the Company's peer group. The Board of Directors of the Company noted that net income for the first quarter of 2004 was lower than net income for the comparable quarter in 2003 by $101,000 and anticipated, based on the first quarter 2004 financials, that net income for 2004 would not likely exceed 2003 net income. See "Information About the Company - Summary Consolidated Financial Information" and "Incorporation of Certain Documents by Reference" in the Offer to Purchase.



                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     LOGANSPORT FINANCIAL CORP.


                                     By: /s/ David G. Wihebrink
                                         ------------------------------------
                                         David G. Wihebrink
                                         President and Chief Executive Officer

Dated: June 25, 2004